June 24, 2008

Joseph Foti

Jeffrey Sears

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	SkyWest, Inc.
File No. 000-14719
Form 10-K: For the Fiscal Year Ended December 31, 2007
Form 10-Q: For Quarterly Period Ended March 31, 2008
Response to Staff Letter Dated June 10, 2008

Dear Messrs. Foti and Sears:

We have reviewed the comments set forth in your letter dated June 10, 2008, regarding the Annual Report on Form 10-K and Form 10-Q of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Form 10-K: For the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.              We have reviewed your response to our prior comment number 4.  You state that you believe fuel expense is the only significant pass-through cost component under your contracts that has had a material fluctuation impact on your revenues when comparing the current period to prior periods.  However, we note from the MD&A disclosure in your Form 10-Q for the period ended March 31, 2008 (page 18) that you collected and recorded $8.1 million of revenue (under your United Express Agreement and Midwest Services Agreement) that relates to future engine maintenance overhauls.  Furthermore, you state in your Form 8-K furnished on May 7, 2008 that such amount is net of any regional jet engine maintenance overhauls.  We note that both the amount of maintenance expense recognized in your statement of income and the increase in the amount of maintenance expense recognized was material during the three-month period ended March 31, 2008.  In this regard, please tell us whether maintenance revenue earned under your United Express Agreement and Midwest Services Agreement is recognized in your statement of income gross, or net, of associated maintenance costs, as well as the amount of maintenance revenue recognized during each financial statement period included in your most recent Form 10-K and Form 10-Q.  To the extent that the amount of maintenance revenue recognized in your statement of income is material, please consider the need to separately disclose such amount in accordance with our prior comment number 4.

RESPONSE:

Under our United Express Agreement and our Midwest Services Agreement, we receive compensation at a fixed hourly rate for mature engine maintenance on our regional jet engines, which we record at the gross amount as revenue in our income statement.  Under our direct expense maintenance policy, we record maintenance expense on our regional jet engines as it is incurred as maintenance expense in our income statement.

In our recent MD&A disclosure, we have disclosed the amount of compensation we receive under our United Express Agreement and Midwest Services Agreement for mature engine maintenance for the applicable period, less the amount of direct maintenance expense on our engines incurred for the period.  The purpose of this disclosure is to inform readers that since we receive compensation for engine maintenance expense on our regional jet engines at a fixed hourly rate and since we record maintenance expense on our regional jet engines on an “as-incurred” basis, the timing of engine maintenance events can materially impact our operating income.  Additionally, this disclosure attempts to quantify the net impact of this timing difference on our operating income during the reporting period.  We believe the relevant information for the readers to have is the net difference between the amount received as compensation for mature engine maintenance on regional jet engines during the applicable period and the amount incurred as engine maintenance expense for the period, rather than disclosing the gross amount of revenue received at a fixed hourly rate for mature engine maintenance.

Per your request, the following table sets forth the amount of revenue earned for mature engine maintenance recognized during each financial statement period included in our most recent Form 10-K and Form 10-Q (in 000s):

	For the Year Ended December 31,
	2007	2006	2005
Revenue recognized attributed to mature engine maintenance rate	$33,390	$27,713	$26,545

Total Passenger Revenue	$3,342,131	$3,087,215	$1,938,450

Mature engine maintenance revenue as a percentage of total passenger revenue	1.0%	0.9%	1.4%

	For the quarter ended March 31,
	2008	2007
Revenue recognized attributed to mature engine maintenance rate	$9,514	$7,290

Total Passenger Revenue	$859,159	$780,567

Mature engine maintenance revenue as a percentage of total passenger revenue	1.1%	0.9%

In future filings we will clarify this disclosure to state that we receive compensation at a fixed hourly rate for mature engine maintenance on regional jet engines under applicable agreements, which we record at the gross amount as revenue in our income statement, and we record mature engine maintenance expense on our regional jet engines on an as-incurred basis as maintenance expense in our income statement.  We will also clarify that the amount disclosed is the net difference between the amount received at the fixed hourly rate in revenue and the amount expensed in maintenance expense on an as-incurred basis, which impacts the operating income line in our income statement.  To the extent the timing of our engine maintenance events significantly impacts our maintenance expense, we intend to discuss the impact in our MD&A disclosure.

2.              We have reviewed your responses to our prior comment numbers 6 and 7.  However, we continue to believe that the discussion and analysis contained in MD&A would be more useful to investors if it focused upon the actual underlying factors that drive your costs, whether they are changes in available seat miles (“ASMs”) or other factors.  You state the size of your fleet is the primary driver of your costs.  However, by measuring costs on an ASM basis, you are not only considering fleet size, but also fleet activity, neither of which may be the primary driver of certain costs.  In this regard, please review all of your cost categories disclosed in MD&A and revise the related disclosure to discuss the changes in the dollar amount of costs incurred, where appropriate.  Your revised disclosure should quantify and discuss the impact of changes in key factors that drive your costs.  In this regard, we continue to believe that your disclosure can be improved by a) utilizing tables that quantify both the changes in your accounts and the impact of individually material factors that contributed to such changes and b) refocusing the narrative text portion of your disclosure to analyze the underlying business or industry trends impacting the factors included in the tables. As cost per ASM may provide additional information and facilitate additional discussion that is useful to an investor, we do not object to the supplemental disclosure of this metric in future filings.

RESPONSE:

In future filings, we will review our MD&A disclosure and enhance our discussion of underlying factors that affect our costs.  In future filings, we will also address changes in dollar amounts, where appropriate.  In future filings, we will also increase our use of tables to quantify both the changes in accounts and material factors driving changes and refocus the narrative text portion to discuss applicable business and industry trends.

Item 8 Financial Statements

Notes to Consolidated Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies

Passenger and Ground Handling Revenues, page 56

3.              We have reviewed your response to our prior comment number 12.  Please confirm that you will revise your revenue recognition policy in future filings to state that revenue is recognized under your pro-rate flying agreements based upon the portion of the pro-rate passenger fare that you will receive.

RESPONSE:

In future filings, we will revise our revenue recognition policy to state that revenue is recognized under our pro-rate flying agreements based upon the portion of the pro-rate passenger fare that we anticipate we will receive.

Form 10-Q: For the quarterly period ended March 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

4.              We note from your 8-K furnished on May 7, 2008 that pre-tax profit for the quarterly period ended March 31, 2008 was reduced by approximately $11.4 million as a result of 1) greater than expected losses on pro-rate flying, due to higher fuel costs and ii) various non-overhaul related maintenance costs, consisting primarily of a higher volume of “C” checks on aircraft, the purchase of aircraft parts, and damage to aircraft caused by third parties.  However, these factors do not appear to be discussed in your MD&A disclosure for the period ended March 31, 2008.  Please ensure that your MD&A disclosure that is provided in future filings discusses all significant factors that have materially impacted your net income recognized in the respective reporting period.

RESPONSE:

In future filings, we will strive to ensure that our MD&A disclosure includes all significant factors that have materially impacted our net income recognized in the respective reporting periods.

By this letter, we also acknowledge that:

(i)            SkyWest is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)           staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)          SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  I am available to discuss any issues presented by the comments and the responses contained in this letter.

Very truly yours,

/s/ Bradford R. Rich
Bradford R. Rich
Executive Vice President
and Chief Financial Officer

cc: W. Steve Albrecht

                Chair, Audit & Finance Committee